UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                February 23 2007


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Annual General Meeting of Novo Nordisk A/S

The ordinary Annual General Meeting will be held on

Wednesday 7 March 2007 at 4.30 pm (CET)

at Copenhagen Congress Center, Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark.

The notice for the Annual General Meeting is enclosed.

   Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 23,600 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com

Further information:

Media:

Investors:
Outside North America:
Outside North America:
Elin K Hansen
Mads Veggerby Lausten
Tel: (+45) 4442 3450
ekh@novonordisk.com
Tel: (+45) 4443 7919
mlau@novonordisk.com

Hans Rommer
Tel: (+45) 4442 4765
hrmm@novonordisk.com


In North America:
In North America:
Susan T Jackson

Christian Qvist Frandsen
Tel: (+1) 609 919 7776
stja@novonordisk.com


Enclosure

Stock Exchange Announcement no 4/2007

Tel: (+1) 609 919 7937
cqfr@novonordisk.com

Appendix to Novo Nordisk A/S' AGM Stock Exchange Announcement, dated 20 February 2007

To the shareholders of Novo Nordisk A/S

The Company will conduct its Annual General Meeting on

Wednesday 7 March 2007 at 4.30 pm (CET)

at Copenhagen Congress Center, Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark.


Agenda:

1. The Board of Directors' oral report on the Company's activities in the past financial year.

2. Presentation and adoption of the audited Annual Report 2006, including approval of the remuneration of the Board of Directors.

3. A resolution to distribute the profit according to the adopted Annual Report 2006.

4. Election of members to the Board of Directors.

   All board members elected by the Annual General Meeting are up for election. The Board of Directors proposes re-election of the following existing board members elected by the Annual General Meeting: Sten Scheibye, Goran A Ando, Kurt Briner, Henrik Gurtler, Niels Jacobsen, Kurt Anker Nielsen and J0rgen Wedel.

5. Election of auditor.

      The Board of Directors proposes re-election of PricewaterhouseCoopers.

6. Proposal from the Board of Directors:

   Reduction of the Company's B share capital from DKK 566,432,800 to DKK 539,472,800 by 13,480,000 B shares of DKK 2 each out of the Company's own holdings of B shares at a nominal value of DKK 26,960,000, equal to 4% of the total share capital. The Company's share capital will then amount to DKK 646,960,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 539,472,800.

7. Proposal from the Board of Directors:

   To authorise the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted at the time of the purchase with a deviation of up to 10%, cf Section 48 of the Danish Public Companies Act.

8. Miscellaneous.

Elaboration and statement explaining the proposals:

Re agenda item 3:

   The proposed dividend for 2006 is DKK 7 for each Novo Nordisk B share of DKK 2 and for each Novo Nordisk A share of DKK 2. This is a 17% increase compared to the dividend for the fiscal year 2005 (DKK 6 for each share of DKK 2). No dividend will be paid on the Company's holding of own shares.

Re agenda item 4:

   Novo Nordisk A/S is aiming at composing a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors can attend to the interests of the Company and thus the interests of the shareholders with due respect to other stakeholders of the Company in the best possible way. The Board of Directors actively contributes to developing the Company as a globally working focused pharmaceutical company and supervises the management in its decisions and operations. Please visit novonordisk.com under 'About us' a 'Corporate governance' for a more detailed description of the competence criteria of the Board of Directors.

   It is the assessment of the Board of Directors that the proposed composition complies with these criteria.

   Besides their professional qualifications, the proposed candidates possess great experience in the daily work and management of international pharmaceutical and high-technology companies and together they have the knowledge, and professional and international experience which are competences important to the work of the Board of Directors.

   The proposed board candidates have the following backgrounds. Independence is defined in accordance with the Danish Corporate Governance Recommendations designated by the Copenhagen Stock Exchange (OMX) unless otherwise stated:

   Sten Scheibye is chairman of the Board of Directors of Novo Nordisk A/S. Since 1995, he has been president and CEO of Coloplast A/S, Denmark. Besides being a member of the boards of various Coloplast companies, Mr Scheibye is a member of the Board of Danske Bank A/S, Denmark. Furthermore, he holds a seat on the Central Board and the Executive Committee of the Confederation of Danish Industries.

   Mr Scheibye has an MSc in Chemistry and Physics from 1978 and a PhD in Organic Chemistry from 1981, both from the University of Aarhus, Denmark, and a BComm from the Copenhagen Business School, Denmark, from 1983. Mr Scheibye is also an adjunct professor of applied chemistry at the University of Aarhus.

   Mr Scheibye was elected to the Board of Novo Nordisk A/S in 2003 and re-elected several times, most recently in 2006. His term as a board member expires in March 2007.

   Mr Scheibye is regarded as an independent board member.

   The special competences possessed by Sten Scheibye that are important for the performance of his duties are his knowledge of the healthcare industry, particularly as relates to patients requiring chronic care, and managerial skills relating to international organisations.

   Mr Scheibye is a Danish national, born on 3 October 1951.

   Goran A Ando, MD, is vice-chairman of the Board of Directors of Novo Nordisk A/S. Dr Ando is a former CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and M&A from 1995 to 2003. From 1989 to 1995, Dr Ando was medical director, moving to deputy R&D director and then R&D director of Glaxo Group, UK. He was also a member of the Glaxo Group Executive Committee.

   Dr Ando is a specialist in general medicine and is a founding fellow of the American College of Rheumatology in the US. Dr Ando serves as chairman of the boards of Novexel SA, France, and Inion Oy, Finland, as vice chairman of the Board of S*Bio Pte Ltd, Singapore, and as a board member of Novo A/S, Denmark, Bio*One Capital Pte Ltd, Singapore, A-Bio Pharma Pte Ltd, Singapore, NicOx SA, France, and Enzon Pharmaceuticals, Inc, US.

   Dr Ando qualified as a medical doctor at Linkoping Medical University, Sweden, in 1973 and as a specialist in general medicine at the same institution in 1978.

   Dr Ando was elected to the Board of Novo Nordisk A/S in 2005 and re-elected in 2006. His term as a board member expires in March 2007. Dr Ando is designated Research and Development Facilitator by the Board of Novo Nordisk A/S.

   Dr Ando is not regarded as an independent board member due to his membership of the board of Novo A/S.

   The special competences possessed by Dr Ando that are important for the performance of his duties are his medical qualifications and extensive executive background within the international pharmaceutical industry.

   Dr Ando is a Swedish national, born on 6 March 1949.

   Kurt Briner works as an independent consultant to the pharmaceutical and biotech industries and is a board member of OM Pharma, Switzerland, Progenics Pharmaceuticals Inc, US, and GALENICA SA, Switzerland. From 1988 to 1998, he was president and CEO of Sanofi Pharma, France. He has been chairman of the European Federation of Pharmaceutical Industries and Associations (EFPIA).

   Mr Briner holds a Diploma of the Commercial Schools of Basel and Lausanne, Switzerland. Mr Briner was elected to the Board of Novo Nordisk A/S in 2000 and re-elected several times, most recently in 2006. His term as a board member expires in March 2007.

   Mr Briner is regarded as an independent board member.

   The special competences possessed by Mr Briner that are important for the performance of his duties are his executive background and knowledge of the pharmaceutical and biotech industries as well as of global, particularly European pharmaceutical regulations and policies.

   Mr Briner is a Swiss national, born on 18 July 1944.

   Henrik Gurtler has been president and CEO of Novo A/S, Denmark, since 2000. He was employed in Novo Industri A/S, Denmark, as an R&D chemist in the Enzymes Division in 1977.

   After a number of years in various specialist and managerial positions within this area, Mr Gurtler was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S in 1991, and in 1993 corporate vice president of Health Care Production. In 1996, he became a member of Corporate Management of Novo Nordisk A/S with special responsibility for Corporate Staffs. Mr Gurtler is chairman of the boards of Novozymes A/S, Denmark, and Copenhagen Airports A/S, Denmark, and a member of the boards of COWI A/S and Br0drene Hartmanns Fond, both Denmark.

   Mr Gurtler has an MSc in Chemical Engineering from the Technical University of Denmark from 1976.

   Mr Gurtler was elected to the Board of Novo Nordisk A/S in 2005 and re-elected in 2006. His term as a board member expires in March 2007. Mr Gurtler is not regarded as an independent board member due to his former position as an executive in Novo Nordisk A/S and his present position as president and CEO of Novo A/S.

   The special competences possessed by Henrik Gurtler that are important for the performance of his duties are his knowledge of the Novo Group's business and its policies and the international biotech industry. Mr Gurtler is a Danish national, born on 11 August 1953.

   Niels Jacobsen has been president & CEO of William Demant Holding A/S and Oticon A/S, both Denmark, since 1998. He is a board member of Nielsen & Nielsen Holding A/S, Denmark, and is also a board member of a number of companies wholly or partly owned by the William Demant Group, including Sennheiser Communications A/S, Himsa A/S, Himsa II A/S, Hearing Instrument Manufacturers Patent Partnership A/S (chairman), William Demant Invest A/S (chairman), all in Denmark, and Ossur hf. (chairman), Iceland. Mr Jacobsen also holds a seat on the Central Board of the Confederation of Danish Industries.

   Mr Jacobsen has an MSc in Business Administration from the University of Aarhus, Denmark, from 1983.

   Mr Jacobsen was elected to the Board of Novo Nordisk A/S in 2000 and re-elected several times, most recently in 2006. His term as a board member expires in March 2007. Mr Jacobsen is a member of the Audit Committee at Novo Nordisk A/S and is designated as Audit Committee financial expert.

   Mr Jacobsen qualifies as independent Audit Committee member as defined by the US Securities and Exchange Commission (SEC) and is regarded as an independent board member under the Danish Corporate Governance Recommendations.

   The special competences possessed by Mr Jacobsen that are important for the performance of his duties are his extensive board experience and his knowledge of the healthcare sector, particularly as relates to medical technology and devices, as well as financial expertise.

   Mr Jacobsen is a Danish national, born on 31 August 1957.

   Kurt Anker Nielsen is former CFO and deputy CEO of Novo Nordisk A/S and former CEO of Novo A/S. He serves as chairman of the Board of Reliance A/S, Denmark, as vice chairman of the Board of Novozymes A/S and Dako A/S, Denmark, as a member of the Board of Directors of the Novo Nordisk Foundation, and as a member of the boards of LifeCycle Pharma A/S, Denmark, ZymoGenetics, Inc, US, Norsk Hydro ASA, Norway, and Vestas Wind Systems A/S, Denmark. In the four last-mentioned companies and in Dako A/S he is also the elected Audit Committee chairman. Mr Nielsen serves as chairman of the Board of Directors of Collstrup's Mindelegat, Denmark.

   Mr Nielsen has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972. Mr Nielsen was elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2006. His term as a board member expires in March 2007.

   Mr Nielsen is chairman of the Audit Committee at Novo Nordisk A/S and is also designated as Audit Committee financial expert.

   Mr Nielsen qualifies as independent Audit Committee member as defined by the US Securities and Exchange Commission (SEC). He is not regarded as an independent board member under the Danish Corporate Governance Recommendations due to his former position as an executive in Novo Nordisk A/S and his membership of the Board of the Novo Nordisk Foundation.

   The special competences possessed by Mr Nielsen that are important for the performance of his duties are his in-depth knowledge of Novo Nordisk A/S and its businesses, his working knowledge of the global pharmaceutical industry and his experience in working with accounting, financial and capital markets issues.

   Mr Nielsen is a Danish national, born on 8 August 1945.

   Jorgen Wedel was executive vice president of the Gillette Company, US, until 2001. He was responsible for Commercial Operations, International, and was a member of Gillette's Corporate Management Group. Since 2004, he has been a board member of ELOPAK AS, Norway.

   Mr Wedel has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972 and an MBA from the University of Wisconsin, US, from 1974.

   Mr Wedel was elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2006. His term as a board member expires in March 2007. Mr Wedel is a member of the Audit Committee at Novo Nordisk A/S.

   Mr Wedel qualifies as independent Audit Committee member as defined by the US Securities and Exchange Commission (SEC) and is regarded as an independent board member under the Danish Corporate Governance Recommendations.

   The special competences possessed by Mr Wedel that are important for the performance of his duties are his background as a senior sales and marketing executive in a globally operating consumer-oriented company within the fast-moving consumer goods industry as well as a particular insight into the US market.

   Mr Wedel is a Danish national, born on 10 August 1948.

                                    *******

   In the Danish Corporate Governance Recommendations it is recommended that at least half of the board members elected by the Annual General Meeting are independent of the Company.

   Kurt Anker Nielsen and Henrik Gurtler were Chief Financial Officer and Corporate Executive Vice President with special responsibility for Corporate Staff of Novo Nordisk A/S, respectively, prior to the demerger into Novo Nordisk A/S and Novozymes A/S in 2000. Further, Mr Nielsen, Mr Gurtler and Mr Ando are holding executive or board positions in Novo A/S and the Novo Nordisk Foundation, respectively. If the proposed candidates are elected to the Board of Directors, the Board of Directors will satisfy the requirements of the Danish Corporate Governance Recommendations as four out of seven of the board members elected by the Annual General Meeting are independent of the Company according to the criteria of the Recommendations. In addition, the members of the Audit Committee will qualify as independent as required and defined by the US Securities and Exchange Commission (SEC).

   The Board of Directors considers that the size of the Board is appropriate in relation to the requirements of the Company.

Re agenda item 6:

   Reduction of the Company's B share capital from DKK 566,432,800 to DKK 539,472,800 by cancellation of part of the Company's portfolio of own B shares at a nominal value of DKK 26,960,000 divided into 13,480,000 B shares of DKK 2 each. The Company's share capital will then amount to DKK 646,960,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 539,472,800.

   Pursuant to the Danish Public Companies Act, Section 44 (2), cf Section 44 a
(1), it is stated that the purpose of the reduction of the Company's share capital is to distribute funds to the shareholders; thus the reduction amount has been distributed to the shareholders in payment of shares purchased by the Company in accordance with the authorisations granted to the Board of Directors at previous general meetings. As a result, the share capital is reduced by nominally DKK 26,960,000 and the Company's portfolio of treasury shares is reduced by 13,480,000 B shares of DKK 2 each. Pursuant to the Danish Public Companies Act, Section 44 a (3), it is stated that these own B shares were acquired at a total sum of DKK 4,174,216,800, which implies that in addition to the nominal amount of reduction, DKK 4,147,256,800 has been distributed to the shareholders.

   The Board of Directors' proposal to reduce the B share capital of the Company is made in order to maintain capital structure flexibility.

   Adoption of the proposal implies the following change of Article 4.1 in the Articles of Association of the Company that will take effect upon completion of the capital reduction:

   "The share capital of the Company amounts to DKK 646,960,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 539,472,800."

Re agenda item 7:

   The Board of Directors proposes that the Annual General Meeting authorises the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted at the time of the purchase with a deviation of up to 10%, cf Section 48 of the Danish Public Companies Act. Such authorisation is customary in Danish listed companies.

                                    ********

   The current share capital of Novo Nordisk amounts to DKK 673,920,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 566,432,800. The A shares have 10 votes per DKK 1 of the A share capital, whereas the B shares have one vote per DKK 1 of the B share capital.

   To adopt the proposals for amendment of the Articles of Association under agenda item 6 at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting and at least two thirds of the votes cast as well as of the share capital represented at the Annual General Meeting shall vote for the proposals, cf Articles 10.2 and 10.3 of the Articles of Association.

                                    ********

   The Board of Directors invites all shareholders to attend the Annual General Meeting. Please note that the Annual General Meeting is held in Copenhagen Congress Center, Bella Center. Admission and voting cards for the Annual General Meeting may be obtained by returning the enclosed requisition, duly completed and signed, to Vaerdipapircentralen A/S in Denmark ("VP") in the enclosed envelope so that VP may receive the requisition no later than Friday 2 March 2007 at 4 pm, or you may phone VP, no later than Friday 2 March 2007 at 4 pm on tel +45 4358 8866. Admission cards can also be ordered on VP's homepage: www.vp.dk/gf no later than Friday 2 March 2007 at 4 pm.

   Also at this year's Annual General Meeting, simultaneous interpretation from Danish into English will be available to a limited number of attending shareholders. If you wish to utilise this offer, you are kindly invited to make reservations in advance on tel +45 4442 1066 no later than Friday 2 March 2007 at 4 pm.

   Again this year, the Company will webcast the Annual General Meeting live in a Danish and an English version. Please see the Company's website novonordisk.com.

   Prior to the Annual General Meeting the admission card will be sent to you at the address entered in the Company's register of shareholders. The admission card will show the number of votes to which the shareholder is entitled according to the register of shareholders, pursuant to Article 9 of the Articles of Association. If the shareholder has not stated an address to which the admission card shall be sent, the admission card must be collected at the Company's office not later than the day before the Annual General Meeting.

   The agenda with an elaboration and statement explaining the proposals and the audited Annual Report are available for inspection by the shareholders at the Company's office, Novo Alle, DK-2880 Bagsvaerd, on weekdays between 10 am and 2 pm from Wednesday 21 February 2007 to Wednesday 7 March 2007. The documents are also available for inspection at the Company's website novonordisk.com under 'About us' a 'Corporate governance' or you can order a copy by contacting Novo Nordisk A/S on tel +45 4442 1066.

   If you are unable to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy to exercise the voting rights to which you are entitled through your share ownership. If you consent to this procedure, you are kindly asked to return the attached proxy form, signed and dated, so that it is in VP's possession no later than Friday 2 March 2007 at 4 pm.

   According to Danish law, the proxy for the Annual General Meeting is only valid if it is in writing and is signed and dated after 7 March 2006 (ie one year before the Annual General Meeting in 2007 at the earliest).

   After deduction of potential withholding tax, the dividend as approved at the Annual General Meeting will be transferred to Novo Nordisk A/S' shareholders via Vaerdipapircentralen A/S.

   Besides public transportation with HT buses, you can take the Metro, direction Vestamager, to Bella Center Station. Please note that the entrance to the Annual General Meeting is at Bella Center's main entrance, which is on the opposite side from the Metro Station. For payment you can park outside Bella Center. P5, P1 and P2 are the closest areas.


Yours sincerely

Novo Nordisk A/S
The Board of Directors

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 23 2007                         NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer